Exhibit 99.1

Westport Makes Commitment to Action at 2012 Clinton Global Initiative Annual Meeting

~Tower Power:  Improving Air Quality and Electricity Access in India~

NEW YORK, Sept. 24, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT) ( NASDAQ:WPRT), the global leader in natural gas engines, is bringing its expertise to help improve air quality and access to electricity in rural India, through a Commitment to Action announced at the Clinton Global Initiative (CGI) Annual Meeting.

Westport and its partners' Commitment to Action aims to reduce greenhouse gas emissions from mobile phone tower generators by using natural gas, while also providing residual power to nearby villages that are currently off the grid.

India's electric grid is challenged by a growing number of mobile phone towers, and many are powered totally or in part by diesel generators. According to the Telecom Regulatory Authority of India (TRAI), there are close to 400,000 off-grid mobile phone towers in the country which use about two billion litres of fuel annually. This releases 6.5 million tonnes of carbon dioxide (CO2), making these towers the second largest source of greenhouse gas emissions in the country.

"By 2015, there will be close to a billion mobile phone users in India, so there's an urgent need for cleaner energy sources to power the industry," said Nicholas Sonntag, Westport Executive Vice President of Corporate Development & New Partnerships. "Westport has an opportunity to apply its expertise in natural gas transportation technology to find solutions for telecom and community power."

The CGI Commitment to Action, "Tower Power: Helping Rural Communities Establish Clean Energy Solutions," aims to identify and develop a natural gas fuel supply, engine technology, and power distribution that will reduce emissions, and create a consistent and reliable power supply to the phone towers. Another critical benefit is the ability to direct residual power to local communities for other needs.

Project partners include non-profits Development Alternatives, Technology and Action for Rural Advancement (TARA), along with regional power producers and fuel providers. If the project is successful, this solution could be applied in other jurisdictions that face similar challenges. Over the next three years, the team will pilot this project on five sites by developing technology, researching gaseous fuel options, creating a fuel supply, and determining how best to distribute the power generated.

This project supports the goal of TRAI to reduce the diesel dependence of mobile phone towers, and cut carbon emissions by operating at least half of all rural towers, and 20 percent of urban towers, on non-diesel power sources by 2015.

Quick facts:

•	The Indian Telecom Market is currently growing by 10 million customers per month.
•	In 2010, 64.5 percent of India had electricity; 93.1 percent of the urban population had access, and 52.5 percent of the rural population had access.
•	In 2011, there were over 390,000 telecom towers in India. There are expected to be 500,000 towers by 2015, and one billion cell phone users.
•	Mobile phone towers in India consume approximately 2 billion litres of diesel fuel annually and release more than 6.5 million tonnes of CO2
•	Of the existing 390,000 towers, 82 percent are connected to the grid and 18 percent are off-grid. Out of the total on-grid, only 169,000 have reliable connections.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Cummins Westport, our joint venture with Cummins Inc., designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. The Westport LD division is one of the global leaders for natural gas and LPG fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

About the Clinton Global Initiative (CGI)
Established in 2005 by President Bill Clinton, the Clinton Global Initiative (CGI) convenes global leaders to create and implement innovative solutions to the world's most pressing challenges. CGI Annual Meetings have brought together more than 150 heads of state, 20 Nobel Prize laureates, and hundreds of leading CEOs, heads of foundations and NGOs, major philanthropists, and members of the media. To date CGI members have made more than 2,100 commitments, which are already improving the lives of nearly 400 million people in more than 180 countries. When fully funded and implemented, these commitments will be valued at $69.2 billion.

CGI also convenes CGI America, a meeting focused on collaborative solutions to economic recovery in the United States, and CGI University (CGI U), which brings together undergraduate and graduate students to address pressing challenges in their community or around the world. For more information, visit clintonglobalinitiative.org and follow us on Twitter @ClintonGlobal and Facebook at facebook.com/clintonglobalinitiative.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the estimated future number of mobile phone towers in India and their fuel consumption, application of this project in other jurisdictions and the timing, goals and future achievements of the project.  These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing for certifications and other risk factors and assumptions that may affect our actual results, performance, achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:

Nicole Adams
Director, Communications
Westport Innovations Inc.
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 24-SEP-12